NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

08040672

February 20, 2008

Received SEC

FEB 20 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14-A8
Public
Availability: 2/20/2008

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Citi by the Missionary Oblates of Mary Immaculate, the Sisters of Charity of Saint Elizabeth, the Sisters of St. Dominic of Caldwell, New Jersey, the Maryknoll Sisters of St. Dominic, Inc., the Dominican Sisters of Blauvelt, the Sisters of St. Joseph of Carondelet, the Sisters of St. Francis of Philadelphia, and the Benedictine Sisters of Boerne, Texas. We also have received a letter on the proponents' behalf dated February 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

RECEIVED
2007 DEC 26 PM 4:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

citi

December 20, 2007

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Missionary Oblates of Mary Immaculate, The Sisters of Charity of Saint Elizabeth, Sisters of St. Dominic of Caldwell New Jersey, Maryknoll Sisters of St. Dominic, Inc., Dominican Sisters of Blauvelt, Sisters of St. Joseph of Carondelet, The Sisters of Saint Francis of Philadelphia, and Benedictine Sisters of Boerne, Texas ("Proponents")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of the stockholder proposal and supporting statement submitted by the Proponents, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on or about April 22, 2008. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10) promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations."

Rule 14a-8(i)(10) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement "if the company has already substantially implemented the proposal."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponents of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2008. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel,
Corporate Governance

Enclosures
cc: Missionary Oblates of Mary Immaculate, The Sisters of Charity of Saint Elizabeth, Sisters of St. Dominic of Caldwell New Jersey, Maryknoll Sisters of St. Dominic, Inc., Dominican Sisters of Blauvelt, Sisters of St. Joseph of Carondelet, The Sisters of Saint Francis of Philadelphia, and Benedictine Sisters of Boerne, Texas

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Missionary Oblates of Mary Immaculate, The Sisters of Charity of Saint Elizabeth, Sisters of Saint Dominic of Caldwell, New Jersey, Maryknoll Sisters of St. Dominic, Inc., Dominican Sisters of Blauvelt, Sisters of St. Joseph of Carondelet, The Sisters of St. Francis of Philadelphia, and Benedictine Sisters of Boerne, Texas (the "Proponents") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 22, 2008.

The Proposal requests that "the company disclose on its website (omitting proprietary information and at reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas: Structured Investment Vehicles, Structured Securities and Conduits."

The Company believes that the Proposal may be omitted from the 2008 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Moreover, the Proposal does not raise any significant social policy issues. Rule 14a-8(i)(10) provides that a company may omit a proposal if it has substantially implemented it.

THE PROPOSAL MAY BE OMITTED BECAUSE IT (i) REQUESTS ADDITIONAL REPORTS TO STOCKHOLDERS ON ORDINARY BUSINESS MATTERS PERTAINING TO LIQUIDITY AND RISK MANAGEMENT STRATEGIES AND (ii) SEEKS TO PRESCRIBE THE CONTENT, FREQUENCY AND METHOD OF SUCH ADDITIONAL DISCLOSURES, ALL OF WHICH ARE MATTERS THAT RELATE TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Decisions Related to the Scope, Timing and Method of Disclosure Pertaining to Ordinary Business Matters Are Core Management Functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow stockholders and potential investors to evaluate an investment in the company based on ample and relevant information, including risks. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company disclose on its website on a quarterly basis prescribed financial information pertaining to collateral related to off balance sheet exposures, as well as dollar exposures pertaining to structured investment vehicles, structured securities and conduits.

In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission explained the policy underlying the ordinary business exclusion by stating, in part: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The additional disclosure requested in the Proposal relates to strategies employed by the Company primarily for the securitization of assets (for example, credit card receivables, mortgages and other loan products, as well as trade receivables of corporate clients) in order to enhance liquidity and manage risk. Because these risk management instruments and strategies are embedded in the constructs of a broad segment of the day-to-day transactions of a multi-national banking company, such as Citigroup, these matters implicate core management functions, and any decisions related to disclosure in this area fall squarely within the Company's ordinary business operations.

Disclosure regarding the matters that are the subject of the Proposal can be found on pages 6-7, 9, 45-47, and note 13 of the financial statements on pages 68-73 in Citigroup's 2007 Third Quarter 10-Q, as well as its 8-K of November 4, 2007. The relevant portions of these public filings are annexed hereto as Exhibit B. Management, in the exercise of its ordinary business judgment, has determined that the nature and extent of the disclosures related to such strategies is appropriate, in accordance with applicable laws, rules and regulations.

The Proposal is very similar to a number of other proposals that the Staff of the Division of Corporate Finance of the SEC ("Staff") has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7), because they requested supplemental reports to stockholders on ordinary business matters, such as financial information and risk management.

In Peregrine Pharmaceuticals, Inc. (July 28, 2006), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting it to post on its website monthly statistics regarding its clinical trials. See also AmerInst Insurance Group. Ltd. (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)).

In Newmont Mining Corporation (February 4, 2004), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting the board to publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities. Similarly, in The Chubb Corporation (January 25, 2004), the Staff declined to recommend enforcement action against a company that omitted a stockholder proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses pursuant to Rule 14a-8(i)(7). See also The Mead Corporation (January 31, 2001) (proposal requesting a report on liability protection methodology and risk evaluation omitted under Rule 14a-8(i)(7) and Staff stated, "We note in particular that the proposal appears to focus on Mead's liability methodology and evaluation of risk.")

THE COMPANY ALREADY PROVIDES THE EXPANDED DISCLOSURE REQUESTED IN THE PROPOSAL IN ITS PERIODIC PUBLIC FILINGS AND THEREFORE, THE PROPOSAL MAY BE OMITTED UNDER RULE 14A-8(i)(10)

The Proposal may be omitted pursuant Rule 14a-8(i)(10) because the Company provides substantially all of the requested disclosures as demonstrated in a review of the information found in the pages of Exhibit B, cited above, in Citigroup's third quarter 10-Q and November 5, 2007 8-K, which include discussions and data pertaining to each of the items requested in the Proposal.

It is well settled that a proposal may be omitted under Rule 14a-8(i)(10) if a company has substantially implemented it. In Honeywell International Inc. (February 21, 2007), the Staff declined to recommend enforcement action against a company that had omitted a proposal seeking a sustainability report to stockholders pursuant to Rule 14a-8(i)(10) because the company already prepared such report and made it available on its website. Similarly, the Company believes its enhanced disclosures in its periodic filings and intent to continue doing so demonstrate that it has substantially implemented the Proposal.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(10).

Exhibit A

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 7, 2007

RECEIVED
NOV 07
SHELLEY DROPKIN

Sir Win Bischoff
Acting Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Sir Bischoff:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 60 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutions committed to socially responsible investments. We are the beneficial owners of 7,955 shares in Citigroup and plan to hold shares at least until the annual meeting. Verification of our ownership of this stock is enclosed.

As a congregation with a presence in more than 60 countries we are deeply concerned about the long-term impact of financial crisis & turmoil on the financial system and any collateral impacts on people in developing countries. Over the years, we have expressed our concerns to representatives of our company and are profoundly distressed by the failure of the company to evaluate correctly the risks and credit worthiness of some of the instruments that were engaged.

It is with this in mind that we are submitting the attached resolution for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Disclosure of off balance sheet liabilities and exposure

Whereas the absence of reliable information about the many complex off -balance sheet instruments that are held in the portfolios of large financial institutions increases panic - type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not;

Whereas according to David Dodge, Governor of the Bank of Canada, "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis;
Whereas according the Financial Times"the toll of big bank losses from the [current] credit squeeze topped $180 billion";,
Whereas "history shows that panicky conditions end when information improves. Markets would stabilise when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank);
Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment.";
Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets;
Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: 'The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's.[Structured Investment Vehicles]";
Whereas Citigroup in its latest financial results showed that it administers off-balance-sheet conduit vehicles used to issue commercial paper that have assets of about $77 billion and is affiliated with structured investment vehicles that have an additional approximately $80 billion in assets, all of which remain off the bank's balance sheet ;
Whereas Citigroup Inc.'s, 2007 third-quarter earnings declined 57 percent; it wrote off $3.55 billion from deteriorating securities prices, leveraged loans and bad trading bets and set aside an additional $2.24 billion to cover future losses from failing mortgages and consumer loans, indicating that its reserves had been substantially depleted,
Therefore be it resolved that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas:

- Structured Investment Vehicles
- Structured securities
- Conduits

Shelley J. Dropkin
General Counsel
Corporate Governance

VIA UPS

November 14, 2007

Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017
Attention: Seamus Finn, OMI

Dear Mr. Finn:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Missionary Oblates of Mary Immaculate for consideration by Citigroup's stockholders at the Annual Meeting in April 2008.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Exhibit B

10-Q 1 a2180583z10-q.htm FORM 10-Q
QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended September 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-9924

Citigroup Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**52-1568099** (I.R.S. Employer Identification No.)
399 Park Avenue, New York, New York (Address of principal executive offices)	**10043** (Zip Code)

(212) 559-1000
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable enhance our ability to serve institutional clients across the entire capital market spectrum. Vikram Pandit will lead this newly formed Group.

On November 4, 2007, the Company announced significant declines since September 30, 2007 in the fair value of the approximately $55 billion in U.S. sub-prime related direct exposures in its *Securities and Banking* business. Citigroup estimates that, at the present time, the reduction in revenues attributable to these declines ranges from approximately $8 billion to $11 billion (representing a decline of approximately $5 billion to $7 billion in net income on an after-tax basis). See page 9 for a further discussion.

On November 4, 2007, the Company's Board of Directors announced that Charles Prince, Chairman and Chief Executive Officer, has elected to retire from Citigroup. Robert E. Rubin, Chairman of the Executive Committee of Citigroup and a member of the Board of Directors, will serve as Chairman of the Board. In addition, Sir Win Bischoff, Chairman of Citi Europe and a member of Citigroup's Business Heads, Operating and Management Committees, will serve as acting Chief Executive Officer (CEO). The Board also announced that The Board has designated a special committee consisting of Mr. Rubin, Alain J.P. Belda, Richard D. Parsons, and Franklin A. Thomas to conduct the search for a new CEO.

Certain of the statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 48.

EVENTS IN 2007 AND 2006

Certain of the following statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 48. Additional information regarding "Events in 2007 and 2006" is available in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, and in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

3Q07 Items Impacting the Securities and Banking Business

CDO- and CLO-Related Losses

During the third quarter of 2007, unrealized losses of approximately $1.8 billion pretax, net of hedges, were recorded in the *Securities and Banking* business due to a decline in value of sub-prime mortgage-backed securities warehoused for future collateralized debt obligation (CDO) securitizations, CDO positions, and leveraged loans warehoused for future collateralized loan obligation (CLO) securitizations.

The $1.8 billion pretax of net write-downs consisted of $1.0 billion on asset-backed CDOs (primarily taken on the Company's CDO inventory which totaled $2.7 billion at September 30, 2007 inclusive of the write-down), $0.5 billion on super senior tranches of CDOs (senior-most positions of the capital structure where the predominant collateral is sub-prime U.S. residential mortgage-backed securities) and $0.3 billion on CLOs.

Certain types of credit instruments, such as investments in CDOs, high-yield bonds, debt issued in leveraged buyout transactions, mortgage- and asset-backed securities, and short-term asset- backed commercial paper, became very illiquid in the third quarter of 2007 and this contributed to the declines in value of those securities.

Write-downs on Highly-Leveraged Loans and Commitments

During the third quarter of 2007, Citigroup recorded write downs of approximately $1.352 billion pretax, net of underwriting fees, on funded and unfunded highly-leveraged finance commitments in the *Securities and Banking* business. Of this amount, approximately $901 million related to debt underwriting activities and $451 million related to lending activities. Write-downs were recorded on all highly-leveraged finance commitments where there was value impairment, regardless of the expected funding date.

Fixed Income Credit Trading Losses

During the third quarter of 2007, Citigroup recognized approximately $636 million in credit trading losses due to significant market volatility and the disruption of historical pricing relationships. This was primarily a result of the sharp decrease in the sub-prime markets in both North America and Europe. The resulting trading losses are reflected in the *Securities and Banking* business.

Market Value Gains Due to the Change in Citigroup Credit Spreads

SFAS 159 provides companies the ability to elect fair value accounting for many financial assets and liabilities. As part of Citigroup's adoption of this standard in the first quarter of 2007, the Company elected the fair value option on debt instruments that are provided to customers so that this debt and the associated assets the Company purchased to meet this liability are on the same fair value basis in earnings. At the end of the third quarter, $28.6 billion of debt related to customer products was classified as either short- or long-term debt on the Consolidated Balance Sheet.

Under fair value accounting, we are required to use Citigroup credit spreads in determining the market value of any Citigroup liabilities for which the fair value option was elected, as well as for Citigroup trading liabilities such as derivatives. The inclusion of Citigroup credit spreads in valuing Citigroup's liabilities gave rise to a pretax gain of $466 million in the third quarter of 2007 and is reflected in the *Securities and Banking* business.

Credit Reserves

During the third quarter of 2007, the Company recorded a net build of $2.24 billion to its credit reserves, including an increase in the allowance for unfunded lending commitments, consisting of a net build of $2.07 billion in Global Consumer and Global Wealth Management and $171 million in Markets & Banking.

The build of $2.07 billion in Global Consumer and Global Wealth Management primarily reflected a weakening of leading credit indicators, including increased delinquencies in first and second mortgages and unsecured personal loans, as well as trends in the U.S. macro-economic environment, portfolio growth, recent acquisitions, and the change in estimate of loan losses.

The build of $171 million in Markets & Banking primarily reflected loan loss reserves for specific counterparties. Credit costs reflected a slight weakening in portfolio credit quality.

The net build to the Company's credit reserves in the third quarter of 2007 compares to the third quarter of 2006 net build of $37 million, which consisted of a net release/ utilization of $79 million in Global Consumer and Global Wealth Management, and a net build of $116 million in Markets & Banking.

Redecard IPO

During July and August 2007, Citigroup (a 31.9% shareholder in Redecard S.A., the only merchant acquiring company for MasterCard in Brazil) sold approximately 48.8 million Redecard shares in connection with Redecard's initial public offering in Brazil. Following the sale of these shares, Citigroup retained approximately 23.9% ownership in Redecard. An after-tax gain of approximately $469 million ($729 million pretax) was recorded in Citigroup's third quarter of 2007 financial results in the *International Cards* business.

CAI's Structured Investment Vehicles (SIVs)

CAI's Global Credit Structures investment center is the investment manager for seven Structured Investment Vehicles (SIVs). SIVs are special purpose investment companies that seek to generate attractive risk-adjusted floating-rate returns through the use of financial leverage and credit management skills, while hedging interest rate and currency risks and managing credit, liquidity and operational risks. The basic investment strategy is to earn a spread between relatively inexpensive short-term funding (commercial paper and medium-term notes) and high quality asset portfolios with a medium-term duration, with the leverage effect providing attractive returns to junior note holders, who are third-party investors and who provide the capital to the SIVs.

Citigroup has no contractual obligation to provide liquidity facilities or guarantees to any of the Citi-advised SIVs and does not own any equity positions in the SIVs. The SIVs have no direct exposure to U.S. sub-prime assets and have approximately $70 million of indirect exposure to sub-prime assets through CDOs which are AAA rated and carry credit enhancements. Approximately 98% of the SIVs' assets are fully funded through the end of 2007. Beginning in July 2007, the SIVs which Citigroup advises sold more than $19 billion of SIV assets, bringing the combined assets of the Citigroup-advised SIVs to approximately $83 billion at September 30, 2007. See additional discussion on page 46.

The current lack of liquidity in the Asset-Backed Commercial Paper (ABCP) market and the resulting slowdown of the CP market for SIV-issued CP have put significant pressure on the ability of all SIVs, including the Citi-advised SIVs, to refinance maturing CP.

While Citigroup does not consolidate the assets of the SIVs, the Company has provided liquidity to the SIVs at arm's-length commercial terms totaling $10 billion of committed liquidity, $7.6 billion of which has been drawn as of October 31, 2007. Citigroup will not take actions that will require the Company to consolidate the SIVs.

Master Liquidity Enhancing Conduit (M-LEC)

In October 2007, Citigroup, J.P. Morgan Chase and Bank of America initiated a plan to back a new fund, called the Master Liquidity Enhancing Conduit (M-LEC) that intends to buy assets from SIVs advised by Citigroup and other third-party institutions. This is being done as part of an effort to avert the situation where the SIVs will be forced to liquidate significant amounts of mortgage-backed securities, resulting in a broad-based repricing of these assets in the market at steep discounts.

SIVs, including those advised by Citigroup, have experienced difficulties in refinancing maturing commercial paper and medium-term notes, due to reduced liquidity in the market for commercial paper.

Nikko Cordial

Citigroup began consolidating Nikko Cordial's financial results and the appropriate minority interest on May 9, 2007, when Nikko Cordial became a 61%-owned subsidiary. Citigroup later increased its ownership stake in Nikko Cordial to 68%. Nikko Cordial results are included within Citigroup's *Securities and Banking, Global Wealth Management* and *Global Consumer Group* businesses.

On October 31, 2007, Citigroup announced a definitive agreement with Nikko Cordial to acquire all Nikko Cordial shares that Citigroup does not already own in exchange for shares of Citigroup. The agreement provides for the exchange ratio to be determined in mid-January 2008 and for the transaction to close on January 29, 2008. As of the date of the agreement, the transaction value for the acquisition of the remaining Nikko shares was approximately $4.6 billion.

On October 29, 2007, Citigroup received approval from the Tokyo Stock Exchange (TSE) to list Citigroup's shares on the TSE effective on November 5, 2007.

Acquisition of Bisys

On August 1, 2007, the Company completed its acquisition of Bisys Group, Inc. (Bisys) for $1.47 billion in cash. In addition, Bisys' shareholders received $18.2 million in the form of a special dividend paid by Bisys. Citigroup completed the sale of the Retirement and Insurance Services Divisions of Bisys to affiliates of J.C. Flowers & Co. LLC, making the net cost of the transaction to Citigroup approximately $800 million. Citigroup retained the Fund Services and Alternative Investment services businesses of Bisys which provides administrative services for hedge funds, mutual funds and private equity funds. Results for Bisys are included within Citigroup's *Transaction Services* business from August 1, 2007 forward.

Agreement to Establish Partnership with Quiñenco – Banco de Chile

On July 19, 2007, Citigroup and Quiñenco entered into a definitive agreement to establish a strategic partnership that combines Citi operations in Chile with Banco de Chile's local banking franchise to create a banking and financial services institution with about 20% market share of the Chilean banking industry. The agreement gives Citigroup the option to acquire up to 50% of LQIF, the holding company through which Quiñenco controls Banco de Chile.

Under the agreement, Citigroup will initially acquire 18.77% interest in Banco de Chile through its approximate 32.85% stake in LQIF. In the initial phase, Citigroup will contribute Citigroup Chile and other assets (in cash or other businesses). As part of the overall transaction, Citigroup will also acquire the U.S. businesses of Banco de Chile. Citigroup has the option to acquire an additional 17.04% stake in LQIF within three years. The new partnership calls for active

Fourth Quarter of 2007 Subsequent Event

Sub-prime Related Exposure in *Securities and Banking*

On November 4, 2007, the Company announced significant declines since September 30, 2007 in the fair value of the approximately $55 billion in U.S. sub-prime related direct exposures in its *Securities and Banking* (S&B) business. Citi estimates that, at the present time, the reduction in revenues attributable to these declines ranges from approximately $8 billion to $11 billion (representing a decline of approximately $5 billion to $7 billion in net income on an after-tax basis).

These declines in the fair value of Citi's sub-prime related direct exposures followed a series of rating agency downgrades of sub-prime U.S. mortgage related assets and other market developments, which occurred after the end of the third quarter. The impact on Citi's financial results for the fourth quarter from changes in the fair value of these exposures will depend on future market developments and could differ materially from the range above.

Citi also announced that, while significant uncertainty continues to prevail in financial markets, it expects, taking into account maintaining its current dividend level, that its capital ratios will return within the range of targeted levels by the end of the second quarter of 2008. Accordingly, Citi has no plans to reduce its current dividend level.

The $55 billion in U.S. sub-prime direct exposure in S&B as of September 30, 2007 consisted of (a) approximately $11.7 billion of sub-prime related exposures in its lending and structuring business, and (b) approximately $43 billion of exposures in the most senior tranches (super senior tranches) of collateralized debt obligations which are collateralized by asset-backed securities (ABS CDOs).

Lending and Structuring Exposures

Citi's approximately $11.7 billion of sub-prime related exposures in the lending and structuring business as of September 30, 2007 compares to approximately $13 billion of sub-prime related exposures in the lending and structuring business at the end of the second quarter and approximately $24 billion at the beginning of the year. (See Note 1 below.) The $11.7 billion of sub-prime related exposures includes approximately $2.7 billion of CDO warehouse inventory and unsold tranches of ABS CDOs, approximately $4.2 billion of actively managed sub-prime loans purchased for resale or securitization at a discount to par primarily in the last six months, and approximately $4.8 billion of financing transactions with customers secured by sub-prime collateral. (See Note 2 below.) These amounts represent fair value determined based on observable transactions and other market data. Following the downgrades and market developments referred to above, the fair value of the CDO warehouse inventory and unsold tranches of ABS CDOs has declined significantly, while the declines in the fair value of the other sub-prime related exposures in the lending and structuring business have not been significant.

ABS CDO Super Senior Exposures

Citi's $43 billion in ABS CDO super senior exposures as of September 30, 2007 is backed primarily by sub-prime RMBS collateral. These exposures include approximately $25 billion in commercial paper principally secured by super senior tranches of high grade ABS CDOs and approximately $18 billion of super senior tranches of ABS CDOs, consisting of approximately $10 billion of high grade ABS CDOs, approximately $8 billion of mezzanine ABS CDOs and approximately $0.2 billion of ABS CDO-squared transactions. Although the principal collateral underlying these super senior tranches is U.S. sub-prime RMBS, as noted above, these exposures represent the most senior tranches of the capital structure of the ABS CDOs. These super senior tranches are not subject to valuation based on observable market transactions. Accordingly, fair value of these super senior exposures is based on estimates about, among other things, future housing prices to predict estimated cash flows, which are then discounted to a present value. The rating agency downgrades and market developments referred to above have led to changes in the appropriate discount rates applicable to these super senior tranches, which have resulted in significant declines in the estimates of the fair value of S&B super senior exposures.

Other Information

The fair value of S&B sub-prime related exposures depends on market conditions and assumptions that are subject to change over time. In addition, if sales of super senior tranches of ABS CDOs occur in the future, these sales might represent observable market transactions that could then be used to determine fair value of the S&B super senior exposures described above. As a result, the fair value of these exposures at the end of the fourth quarter will depend on future market developments.

Citi has provided specific targets for its two primary capital ratios: the Tier 1 capital ratio and the ratio of tangible common equity to risk-weighted managed assets (TCE/RWMA ratio). Those targets are 7.5% for Tier 1 and 6.5% for TCE/RWMA. At September 30, 2007, Citi had a Tier 1 ratio of 7.3% and a TCE/RWMA ratio of 5.9%.

Citi expects that market conditions will continue to evolve, and that the fair value of Citi's positions will frequently change.

(1) In the third quarter, Citi recorded declines in the aggregate of approximately $1.0 billion on a revenue basis in the lending and structuring business, and to a much lesser extent the trading positions described in footnote 2 below, and declines of approximately $0.5 billion on a revenue basis on its super senior exposures (approximately $0.3 billion greater on a revenue basis than the losses reported in Citi's October 15 earnings release). Citi also recorded declines in the third quarter of approximately $0.3 billion on a revenue basis on collateralized loan obligations warehouse inventory unrelated to sub-prime exposures.

(2) S&B also has trading positions, both long and short, in U.S. sub-prime residential mortgage-backed securities (RMBS) and related products, including ABS CDOs, that are not included in these figures. The exposure from these positions is actively managed and hedged, although the effectiveness of the hedging products used may vary with material changes in market conditions. Since the end of the third quarter, such trading positions have not had material losses.

OFF-BALANCE SHEET ARRANGEMENTS

Overview

Citigroup and its subsidiaries are involved with several types of off-balance sheet arrangements, including special purpose entities (SPEs), lines and letters of credit, and loan commitments.

The securitization process enhances the liquidity of the financial markets, may spread credit and interest rate risk among several market participants, and makes new funds available to extend credit to consumers and commercial entities.

Securitization of Citigroup's Assets

In some of these off-balance sheet arrangements, including credit card receivable and mortgage loan securitizations, Citigroup is securitizing assets that were previously recorded on its Consolidated Balance Sheet. A summary of certain cash flows received from and paid to securitization trusts is included in Note 13 to the Consolidated Financial Statements on page 68.

Credit Card Receivables

The following table reflects amounts related to the Company's securitized credit card receivables at September 30, 2007 and December 31, 2006:

In billions of dollars	Sept. 30, 2007	Dec. 31, 2006
Principal amount of credit card receivables in trusts	**$116.0**	$112.4
Ownership interests in principal amount of trust credit card receivables:		
Sold to investors via trust-issued securities	**99.2**	93.1
Retained by Citigroup as trust-issued securities	**3.6**	5.1
Retained by Citigroup via non-certificated interest recorded as consumer loans	**13.2**	14.2
Total ownership interests in principal amount of trust credit card receivables	**$116.0**	$112.4
Other amounts recorded on the balance sheet related to interests retained in the trusts:		
Amounts receivable from trusts	**$ 4.4**	$ 4.5
Amounts payable to trusts	**1.6**	1.7
Residual interest retained in trust cash flows	**2.7**	2.5

In the third quarters of 2007 and 2006, the Company recorded net gains from securitization of credit card receivables of $74 million and $264 million, respectively, and $470 million and $719 million in the first nine months of 2007 and 2006, respectively. Net gains reflect the following:

- incremental gains from new securitizations
- the reversal of the allowance for loan losses associated with receivables sold
- net gains on replenishments of the trust assets
- offset by other-than-temporary impairments for the portion of the residual interest classified as available-for-sale
- Mark-to-market changes for the portion of the residual interest classified as trading

See Note 13 on page 68 for additional information regarding the Company's securitization activities.

Mortgages and Other Assets

The Company provides a wide range of mortgage and other loan products to its customers. In addition to providing a source of liquidity and less expensive funding, securitizing these assets also reduces the Company's credit exposure to the borrowers. In addition to servicing rights, the Company also retains a residual interest in its student loan and other asset securitizations, consisting of securities and interest-only strips that arise from the calculation of gain or loss at the time assets are sold to the SPE. The Company recognized gains related to the securitization of mortgages and other assets of $60 million and $110 million in the third quarters of 2007 and 2006, respectively, and $249 million and $263 million in the first nine months of 2007 and 2006, respectively.

Securitization of Client Assets

The Company acts as an intermediary for its corporate clients, assisting them in obtaining liquidity by selling their trade receivables or other financial assets to an SPE.

In addition, Citigroup administers several third-party-owned, special purpose, asset-backed commercial paper conduits that purchase pools of trade receivables, credit card receivables, and other financial assets from its clients. As administrator of these multi-seller finance companies, the Company provides accounting, funding, and operations services to these conduits. The Company has no ownership interest in the conduits. In the event of liquidity problems in the commercial paper market, the Company's asset purchase agreements require the Company to purchase only high quality performing assets from the conduits at their fair values.

At September 30, 2007 and December 31, 2006, total assets in the unconsolidated asset-backed commercial paper conduits were $73.3 billion and $66.3 billion, respectively.

Creation of Other Investment and Financing Products

The Company has established SIVs, which issue junior notes, medium-term notes and short-term commercial paper to fund the purchase of high quality assets. The SIVs provide a return to their investors based on the net spread between the cost to issue the short-term debt and the return realized by the medium-term assets. The Company acts as investment manager for the SIVs, but is not contractually obligated to provide liquidity facilities or guarantees to the SIVs.

The following tables summarize the seven Citigroup-advised SIVs as of September 30, 2007 and the aggregate asset mix and credit quality of the SIV assets. See page 7 for a further discussion.

In billions of dollars

SIV	Assets	CP Funding	Medium Term Notes
Beta	$19.3	$ 2.6	$ 15.7
Centauri	20.1	2.9	16.1
Dorada	11.0	2.2	8.1
Five	13.2	5.5	7.1
Sedna	13.4	5.6	7.0
Zela	4.1	2.7	1.2
Vetra	2.0	1.4	0.5
Total	$83.1	$22.9	$55.7

	Average Asset Mix	Average Credit Quality [1][2] Aaa	Aa	A
Financial Institutions Debt	**58%**	**12%**	**44%**	**2%**
Structured Finance				
MBS – Non-U.S. residential	11%	11%	-	-
CBOs, CLOs, CDOs	8%	8%	-	-
MBS – U.S. residential	7%	7%	-	-
CMBS	6%	6%	-	-
Student loans	5%	5%	-	-
Credit cards	4%	4%	-	-
Other	1%	1%	-	-
Total Structured Finance	42%	42%	-	-
Total	100%	54%	44%	2%

(1) Credit ratings based on Moody's ratings as of September 30, 2007.
(2) The SIVs have no direct exposure to U.S. sub-prime assets and have approximately $70 million of indirect exposure to sub-prime assets through CDOs which are AAA rated and carry credit enhancements.

The Company packages and securitizes assets purchased in the financial markets in order to create new securities offerings, including arbitrage CDOs and synthetic CDOs for institutional clients and retail customers, which match the clients' investment needs and preferences. An arbitrage CDO is an investment vehicle designed to take advantage of the difference between the yield on a portfolio of selected assets and the cost of funding the CDO through the sale of notes to investors. Arbitrage CDOs are classified as either "cash flow" CDOs, in which the vehicle passes on cash flows from a relatively static pool of assets, or "market value" CDOs, where the pool of assets is actively managed by a third party. In a synthetic CDO, the entity enters into derivative transactions which provide a return similar to a cash instrument to the entity, rather than the entity's actually purchasing the cash instrument. Typically these instruments diversify investors' risk to a pool of assets as compared with investments in individual assets.

At September 30, 2007 and December 31, 2006, unconsolidated CDO assets where the Company has significant involvement totaled $84.2 billion and $52.1 billion, respectively.

See Note 13 on page 68 for additional information about off-balance sheet arrangements.

Credit Commitments and Lines of Credit

The table below summarizes Citigroup's credit commitments as of September 30, 2007 and December 31, 2006.

In millions of dollars	Sept. 30, 2007	Dec. 31, 2006
Financial standby letters of credit and foreign office guarantees	$ 87,387	$ 72,548
Performance standby letters of credit and foreign office guarantees	16,479	15,802
Commercial and similar letters of credit	9,177	7,861
One- to four-family residential mortgages	7,424	3,457
Revolving open-end loans secured by one- to four-family residential properties	35,967	32,449
Commercial real estate, construction and land development	5,387	4,007
Credit card lines [1]	1,030,123	987,409
Commercial and other consumer loan commitments [2]	513,668	439,931
Total	**$1,705,612**	$1,563,464

(1) Credit card lines are unconditionally cancelable by the issuer.
(2) Includes commercial commitments to make or purchase loans, to purchase third-party receivables, and to provide note issuance or revolving underwriting facilities. Amounts include $282 billion and $251 billion with original maturity of less than one year at September 30, 2007 and December 31, 2006, respectively.

Highly-Leveraged Financing Commitments

Included in the line item "Commercial and other consumer loan commitments" in the table above are highly-leveraged financing commitments which are agreements that provide funding to a borrower with higher levels of debt (measured by the ratio of debt capital to equity capital of the borrower) than is generally considered normal for other companies. Highly-leveraged financing is commonly employed in corporate acquisitions, management buy-outs and similar transactions.

As a result, debt service (that is, principal and interest payments) absorbs a significant portion of the cash flows generated by the borrower's business. Consequently, the risk that the borrower may not be able to service its debt obligations is greater. However, to compensate for this risk, the interest rate and fees charged for this type of financing is generally higher.

Citigroup manages the risk associated with highly-leveraged financings it has entered into by selling a majority of its exposures to the market prior to or shortly after funding. In certain cases, all or a portion of a highly-leveraged financing to be retained is hedged with credit derivatives or other hedging instruments. Thus, when a highly-leveraged financing is funded, Citigroup records the resulting loan as follows:

- The portion that will be sold is recorded as a loan held-for-sale in Other Assets on the Consolidated Balance Sheet, and measured at the lower-of-cost-or-market (LOCOM)
- The portion that will be retained is recorded as a loan held-for-investment in Loans and measured at amortized cost less impairment.

Prior to funding, highly-leveraged financing commitments are assessed for impairment in accordance with SFAS 5 and losses are recorded when they are probable and reasonably estimable. For the portion of loan commitments that relate to loans that will be held-for-investment, loss estimates are made based on the borrower's ability to repay the facility according to its contractual terms. For the portion of loan commitments that relate to loans that will be held-for-sale, loss estimates are made in reference to current conditions in the resale market (both interest rate risk and credit risk are considered in the estimate). Loan origination, commitment, underwriting, other fees have been netted against the impairment losses.

Due to the dislocation of the credit markets during the quarter, liquidity in the market for highly-leveraged financings has declined significantly. Consequently, Citigroup has been unable to sell a number of highly-leveraged financings that it entered into during the quarter, resulting in total exposure of $57 billion as of September 30, 2007 ($19 billion for funded and $38 billion for unfunded commitments). The reduction in liquidity has resulted in Citigroup's recognizing total losses on such products during the quarter of $1.4 billion pretax of which $552 million is on funded highly-leveraged loans and $800 million on unfunded highly-leveraged financing commitments.

13. Securitizations and Variable Interest Entities

The Company primarily securitizes credit card receivables and mortgages. Other types of assets securitized include corporate debt securities, auto loans, and student loans.

After securitization of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the trusts. The Company also arranges for third parties to provide credit enhancement to the trusts, including cash collateral accounts, subordinated securities and letters of credit. The Company also retains an interest in the residual cash flows of the securitized credit card receivables. The residual cash flows are the finance charge collections on the securitized receivables reduced by payment of investor coupon on trust securities, servicing fees, and net credit losses. The residual cash flows are periodically remitted to the Citigroup subsidiary that sold the receivables, assuming certain trust performance measures that protect the investors of the trust are met. A residual interest asset, which is an estimate of the amount and timing of these future residual cash collections, and gain on sale are recognized at the time receivables are sold.

The Company provides a wide range of mortgage and other loan products to a diverse customer base. In connection with the securitization of these loans, the servicing rights entitle the Company to a future stream of cash flows based on the outstanding principal balances of the loans and the contractual servicing fee. Failure to service the loans in accordance with contractual requirements may lead to a termination of the servicing rights and the loss of future servicing fees. In non-recourse servicing, the principal credit risk to the Company is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or FHLMC or with a private investor, insurer, or guarantor. Losses on recourse servicing occur primarily whe foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the outstanding principal balance and accrued interest of the loan and the cost of holding and disposing of the underlying property. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchaser of the securities issued by the trust.

	Three Months Ended September 30, 2007				
In billions of dollars	**Credit Cards**	**U.S. Consumer Mortgages**	**Markets & Banking Mortgages**	**Markets & Banking Other**	**Other [1]**
Proceeds from new securitizations	**$ 7.1**	**$26.4**	**$7.5**	**$12.4**	**$-**
Proceeds from collections reinvested in new receivables	**58.1**	**-**	**-**	**-**	**0.3**
Contractual servicing fees received	**0.6**	**0.5**	**-**	**-**	**-**
Cash flows received on retained interests and other net cash flows	**2.1**	**0.1**	**-**	**-**	**-**

	Three Months Ended September 30, 2006				
In billions of dollars	Credit Cards	U.S. Consumer Mortgages	Markets & Banking Mortgages	Markets & Banking Other	Other [1]
Proceeds from new securitizations	$ 2.5	$18.7	$6.0	$9.2	$2.6
Proceeds from collections reinvested in new receivables	54.8	-	-	-	0.5
Contractual servicing fees received	0.5	0.3	-	-	-
Cash flows received on retained interests and other net cash flows	2.1	-	-	-	-

In billions of dollars	Nine Months Ended September 30, 2007 Credit Cards	U.S. Consumer Mortgages	Markets & Banking Mortgages	Markets & Banking Other	Other [1]
Proceeds from new securitizations	$19.7	$83.0	$37.1	$35.7	$1.5
Proceeds from collections reinvested in new receivables	165.8	-	-	-	1.6
Contractual servicing fees received	1.7	1.3	-	-	0.1
Cash flows received on retained interests and other net cash flows	6.3	0.2	-	-	0.1

In billions of dollars	Nine Months Ended September 30, 2006 Credit Cards	U.S. Consumer Mortgages	Markets & Banking Mortgages	Markets & Banking Other	Other [1]
Proceeds from new securitizations	$16.9	$50.0	$19.0	$25.8	$2.8
Proceeds from collections reinvested in new receivables	161.8	-	-	-	0.9
Contractual servicing fees received	1.6	0.7	-	-	-
Cash flows received on retained interests and other net cash flows	6.5	-	-	-	-

(1) Other includes student loans and other assets.

The Company recognized gains on securitizations of U.S. Consumer mortgages of $46 million and $21 million for the three-month periods ended September 30, 2007 and 2006, respectively, and $129 million and $55 million during the first nine months of 2007 and 2006, respectively. In the third quarter of 2007 and 2006, the Company recorded gains of $74 million and $264 million related to the securitization of credit card receivables, and $470 million and $719 million for the nine months ended September 30, 2007 and 2006, respectively. Gains recognized on the securitization of Markets & Banking and other assets during the third quarter of 2007 and 2006 were $15 million and $89 million, respectively, and $120 million and $203 million for the nine months ended 2007 and 2006, respectively.

Key assumptions used for securitizations of credit cards, mortgages, and other asset securitizations during the three months ended September 30, 2007 and 2006 in measuring the fair value of retained interests at the date of sale or securitization follow:

	Three Months Ended September 30, 2007 Credit Cards	U.S. Consumer Mortgages	Markets & Banking Mortgages	Markets & Banking Other	Other [1]
Discount rate	12.8% to 16.8%	10.0% to 17.5%	4.1% to 27.9%	5.6% to 27.9%	N/A
Constant prepayment rate	6.9% to 22.0%	4.9% to 13.3%	15.0% to 52.5%	10.0% to 26.0%	N/A
Anticipated net credit losses	3.7% to 6.2%	N/A	24.0% to 100.0%	N/A	N/A

(1) Other includes student loans and other assets.

	Three Months Ended September 30, 2006 Credit Cards	U.S. Consumer Mortgages	Markets & Banking Mortgages	Markets & Banking Other	Other [1]
Discount rate	12.0% to 16.2%	8.9% to 10.1%	5.0% to 26.0%	0.4% to 21.0%	10.0%
Constant prepayment rate	6.7% to 21.7%	7.0% to 15.7%	9.0% to 43.0%	14.0% to 33.0%	5.0%
Anticipated net credit losses	3.8% to 5.9%	N/A	0.0% to 40.0%	N/A	0.1%

(1) Other includes student loans and other assets.

As required by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140), the effect of two negative changes in each of the key assumptions used to determine the fair value of retained interests must be disclosed. The negative effect of each change must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in the key assumptions may be less than the sum of the individual effects shown below.

At September 30, 2007, the key assumptions used to value retained interests and the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions were as follows:

Key assumptions at September 30, 2007

	September 30, 2007				
	Credit Cards	U.S. Consumer Mortgages (1)	Markets & Banking Mortgages	Markets & Banking Other	Other (2)
Discount rate	13.3% to 16.8%	11.5%	4.1% to 27.9%	5.6% to 27.9%	10.7% to 12.7%
Constant prepayment rate	7.2% to 21.5%	10.0%	15.0% to 52.5%	10.0% to 26.0%	3.4% to 11.2%
Anticipated net credit losses	3.8% to 5.9%	N/A	24.0% to 100.0%	N/A	0.3% to 1.1%
Weighted average life	10.7 to 11.0 months	6.9 years	6.5 to 21.2 years	6.5 to 9.8 years	4 to 8 years

(1) Includes mortgage servicing rights.
(2) Other includes student loans and other assets.

	September 30, 2007				
In millions of dollars	Credit Cards	U.S. Consumer Mortgages	Markets & Banking Mortgages	Markets & Banking Other	Other (1)
Carrying value of retained interests	$11,105	$11,230	$3,849	$37,835	$1,395
Discount Rates					
10%	($ 62)	($ 317)	($ 37)	($ 19)	($ 26)
20%	(122)	(620)	(72)	(37)	(51)
Constant prepayment rate					
10%	($ 234)	($ 491)	($ 21)	($ 1)	($ 13)
20%	(440)	(938)	(46)	(1)	(27)
Anticipated net credit losses					
10%	($ 404)	($ 8)	($ 53)	$ -	($ 6)
20%	(805)	(16)	(101)	-	(13)

(1) Other includes student loans and other assets.

Managed Loans

After securitization of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the trusts. As a result, the Company considers the securitized credit card receivables to be part of the business it manages.

The following tables present reconciliation between the managed basis and on-balance sheet credit card portfolios and the related delinquencies (loans which are 90 days or more past due) at September 30, 2007 and December 31, 2006, and credit losses, net of recoveries for the three-month and nine-month periods ended September 30, 2007 and 2006.

In billions of dollars	Sept. 30, 2007	Dec. 31, 2006
Principal amounts, at period end		
On-balance sheet loans	$ 78.3	$ 75.5
Securitized amounts	104.0	99.5
Loans held-for-sale	3.0	-
Total managed	$185.3	$175.0
In millions of dollars		
Delinquencies, at period end		
On balance sheet loans	$1,589	$1,427
Securitized amounts	1,595	1,616
Loans held-for-sale	40	-
Total managed	$3,224	$3,043

	Three Months Ended Sept. 30,	
Credit losses, net of recoveries	2007	2006
On-balance sheet loans	$ 993	$ 803
Securitized amounts	1,174	1,051
Loans held-for-sale	-	1
Total managed	$2,167	$1,855

	Nine Months Ended Sept. 30,	
Credit losses, net of recoveries	2007	2006
On-balance sheet loans	$2,621	$2,247
Securitized amounts	3,481	2,891
Loans held-for-sale	-	5
Total managed	$6,102	$5,143

Mortgage Servicing Rights

The fair value of capitalized mortgage loan servicing rights (MSRs) was $10.0 billion, $10.1 billion and $5.5 billion at September 30, 2007, June 30, 2007 and September 30, 2006, respectively.

The following table summarizes the changes in capitalized MSRs:

In millions of dollars	Three Months Ended Sept. 30, 2007	2006
Balance, beginning of period	**$10,072**	$5,565
Originations	477	294
Purchases	271	345
Changes in fair value of MSRs due to changes in inputs and assumptions	(555)	-
Other changes [1]	(308)	(748)
Balance, end of period	**$9,957**	$5,456

In millions of dollars	Nine Months Ended Sept. 30, 2007	2006
Balance, beginning of period	**$5,439**	$4,339
Originations	1,438	778
Purchases	3,404	673
Changes in fair value of MSRs due to changes in inputs and assumptions	611	-
Other changes [1]	(935)	(334)
Balance, end of period	**$9,957**	$5,456

(1) Represents changes due to customer payments and passage of time.

The market for MSRs is not sufficiently liquid to provide participants with quoted market prices. Therefore, the Company uses an option-adjusted spread valuation approach to determine the fair value of MSRs. This approach consists of projecting servicing cash flows under multiple interest rate scenarios, and discounting these cash flows using risk-adjusted discount rates. The key assumptions used in the valuation of MSRs include mortgage prepayment speeds and discount rates. The model assumptions and the MSRs' fair value estimates are compared to observable trades of similar MSR portfolios and interest-only security portfolios, as well as to MSR broker valuations and industry surveys. The cash flow model and underlying prepayment and interest rate models used to value these MSRs are subject to validation in accordance with the Company's model validation policies. Refer to key assumptions at September 30, 2007 on page 70 for the key assumptions used in the MSR valuation process.

The fair value of the MSRs is primarily affected by changes in prepayments that result from shifts in mortgage interest rates.. In managing this risk, the Company hedges a significant portion of the value of its MSRs through the use of interest rate derivative contracts, forward purchase commitments of mortgage-backed securities, and purchased securities classified as trading. The amount of contractually specified servicing fees, late fees and ancillary fees earned were $481 million, $24 million and $16 million, respectively, for the third quarter of 2007; and $264 million, $14 million and $11 million, respectively, for the third quarter of 2006. These fees are classified in the Consolidated Statement of Income as Commissions and Fees.

Variable Interest Entities

FASB Interpretation No. 46-R, "Consolidation of Variable Interest Entities" (FIN 46-R) applies to those entities which have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, rights to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). Those investors who provide the additional support necessary to finance the VIE are variable interest holders in the entity. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE.

The following table represents the carrying amounts and classification of consolidated assets that are collateral for VIE obligations, including VIEs that were consolidated prior to the implementation of FIN 46-R under existing guidance and VIEs that the Company became involved with after July 1, 2003:

In billions of dollars	Sept. 30, 2007	December 31, 2006 [1]
Cash	**$ 1.7**	$ 0.5
Trading account assets	**24.5**	16.7
Investments	**27.0**	25.0
Loans	**9.5**	6.8
Other assets	**4.2**	5.7
Total assets of consolidated VIEs	**$66.9**	$54.7

(1) Reclassified to conform to the current period's presentation.

The Company may provide various products and services to the VIEs. It may provide liquidity facilities, may be a party to derivative contracts with VIEs, may provide loss enhancement in the form of letters of credit and other guarantees to the VIEs, may be the investment manager, and may also have an ownership interest or other investment in certain VIEs. All of these facts and circumstances are taken into consideration when determining whether the Company has significant variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE. In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to the Company, except where the Company has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

The consolidated VIEs included in the table above represent hundreds of separate entities with which the Company is involved and include VIEs consolidated as a result of adopting FIN 46-R and FIN 46. Of the $66.9 billion and $54.7 billion of total assets of VIEs consolidated by the Company at September 30, 2007 and December 31, 2006, respectively, $17.7 billion and $39.2 billion represent structured transactions where the Company packages and securitizes assets purchased in the financial markets or from clients in order to create new security offerings and financing opportunities for clients; $46.9 billion and $13.1 billion represent investment vehicles that were established to provide a return to the investors in the vehicles; and $2.2 billion and

$2.4 billion represent vehicles that hold lease receivables and equipment as collateral to issue debt securities, thus obtaining secured financing at favorable interest rates.

In addition to the VIEs that are consolidated in accordance with FIN 46-R, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These include asset-backed commercial paper conduits, structured investment vehicles (SIVs), collateralized debt obligations (CDOs), structured finance transactions, and numerous investment funds. In addition to these VIEs, the Company issues preferred securities to third- party investors through trust vehicles as a source of funding and regulatory capital.

The following table represents the total assets of unconsolidated VIEs where the Company has significant involvement:

In billions of dollars	**Sept. 30, 2007**	Dec. 31, 2006
Asset-backed commercial paper (ABCP) conduits	$ 73.3	$ 66.3
Structured investment vehicles (SIVs)	83.1	79.5
Other investment vehicles	27.0	42.6
Collateralized debt obligations (CDOs)	84.2	52.1
Mortgage-related transactions	11.9	2.7
Trust preferred securities	11.7	9.8
Structured finance and other	52.2	41.1
Total assets of significant unconsolidated VIEs	$343.4	$294.1

Asset-Backed Commercial Paper Conduits

The Company administers several third-party-owned, special purpose, asset-backed commercial paper conduits that purchase pools of trade receivables, credit card receivables, and other financial assets from multiple third-party clients of the Company. As administrator of these multi-seller finance companies, the Company provides accounting, funding, and operations services to these conduits. Generally, the Company has no ownership interest in the conduits. The sellers continue to service the assets they transferred. The conduits' asset purchases are funded by issuing commercial paper and medium-term notes. The sellers absorb the first losses of the conduits by providing collateral in the form of excess assets. Typically, the issuance of commercial paper is done on a revolving basis, in which the maturing paper is retired with the funds received from issuing new commercial paper at current market terms. The Company, along with other financial institutions, provides liquidity facilities, such as liquidity asset purchase agreements and commercial paper backstop lines of credit to the conduits, which offer an alternative source of funding should the conduit be unable to replace fully the maturing commercial paper in the commercial paper market. In the event of liquidity problems in the commercial paper market, the Company's asset purchase agreements require the Company to purchase only high quality performing assets from the conduits at their fair values. The Company also provides loss enhancement in the form of letters of credit and other guarantees. All fees are charged on a market basis.

To comply with FIN 46-R, many of the conduits issued "first loss" subordinated notes such that one third-party investor in each conduit would be deemed the primary beneficiary and would consolidate the conduit.

Structured Investment Vehicles

A SIV is a special purpose investment company, which holds high quality asset portfolios that are funded through the issuance of junior notes, medium-term notes and short-term commercial paper. The junior notes are subject to the "first loss" risk of the vehicle. The spread between the short-term funding (commercial paper and medium-term notes) and high quality asset portfolios provides a leveraged return to the junior note holders. SIVs are subject to liquidity and refinancing risk and must repay a significant portion of maturing commercial paper and medium-term notes through the issuance of new debt. Should a SIV not be able to meet its funding needs due to a lack of liquidity in the market, it may be forced to sell assets at a time when prices are depressed.

CAI's Global Credit Structures investment center is the investment manager for seven SIVs. Citigroup has no contractual obligation to provide liquidity facilities or guarantees to any of the Citi-advised SIVs. Citigroup is not the primary beneficiary of any of the Citi-advised SIVs and therefore does not include the SIVs in its consolidated financial statements.

Collateralized Debt Obligations

The Company also packages and securitizes assets purchased in the financial markets in order to create new security offerings, including arbitrage CDOs and synthetic CDOs for institutional clients and retail customers, which match the clients' investment needs and preferences. An arbitrage CDO is an investment vehicle designed to take advantage of the difference between the yield on a portfolio of selected assets and the cost of funding the CDO through the sale of notes to investors. Arbitrage CDOs are classified as either "cash flow" CDOs, in which the vehicle passes on cash flows from a relatively static pool of assets, or "market value" CDOs, where the pool of assets is actively managed by a third party. In a synthetic CDO, the entity enters into derivative transactions which provide a return similar to a cash instrument to the entity, rather than the entity's actually purchasing the cash instrument. Typically, these instruments diversify investors' risk to a pool of assets as compared with investments in an individual asset. The VIEs, which are issuers of CDO securities, are generally organized as limited liability corporations. The Company typically receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Company may repackage the investment with higher rated debt CDO securities or U.S. Treasury securities to provide a greater or a very high degree of certainty of the return of invested principal. A third-party manager is typically retained by the VIE to select collateral for inclusion in the pool and then actively manage it, or, in other cases, only to manage work-out credits. The Company may also provide other financial services and/or products to the VIEs for market-rate fees. These may include: the provision of liquidity or contingent liquidity facilities; interest rate or foreign exchange hedges and credit derivative instruments; and the purchasing and warehousing of securities until they are sold to the SPE. The Company is not the primary beneficiary of these VIEs under FIN 46-R due to its limited continuing involvement and, as a result, does not consolidate their assets and liabilities in its financial statements.

Trust Preferred Securities

Trust preferred securities are issued by entities which were formed by the Company and 100% of whose common stock belongs to the Company. The proceeds obtained by the trust from the issuance of these securities are used to purchase long-term notes (generally 30 or 60 years) issued or guaranteed by the Company. These trusts are considered to be VIEs, as defined above, and are not consolidated by the Company under FIN 46-R. The Company is not deemed to be the primary beneficiary due to its limited exposure to the risks of the entity. For further discussion regarding these securities, see Note 12 on page 66.

Other VIEs

The Company has also established a number of investment funds as opportunities for qualified employees to invest in venture capital investments. The Company acts as investment manager to these funds and may provide employees with financing on both a recourse and non-recourse basis for a portion of the employees' investment commitments.

In addition, the Company administers numerous personal estate trusts. The Company may act as trustee and may also be the investment manager for the trust assets.

As mentioned above, the Company may, along with other financial institutions, provide liquidity facilities, such as commercial paper backstop lines of credit to the VIEs. The Company may be a party to derivative contracts with VIEs, may provide loss enhancement in the form of letters of credit and other guarantees to VIEs, may be the investment manager, and may also have an ownership interest in certain VIEs. The Company's maximum exposure to loss as a result of its involvement with VIEs that are not consolidated was $141 billion and $109 billion at September 30, 2007 and December 31, 2006, respectively. For this purpose, maximum exposure is considered to be the notional amounts of credit lines, guarantees, other credit support, and liquidity facilities, the notional amounts of credit default swaps and certain total return swaps, and the amount invested where Citigroup has an ownership interest in the VIEs. This maximum amount of exposure bears no relationship to the anticipated losses on these exposures.

	Maximum Exposure	
In billions of dollars	September 30, 2007	December 31, 2006
Asset-backed commercial paper Conduits	$ 69	$ 56
Structured Investment Vehicles (SIVs) [1]	3	-
Collateralized debt obligations	43	34
Other structured financing arrangements	26	19
Total	$141	$109

(1) See pages 7 and 46 for a further discussion of SIVs

8-K 1 a07-28417_18k.htm 8-K

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) **November 5, 2007**

Citigroup Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	**1-9924** (Commission File Number)	**52-1568099** (IRS Employer Identification No.)
399 Park Avenue, New York, New York (Address of principal executive offices)		**10043** (Zip Code)

(212) 559-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Citigroup Inc.
Current Report on Form 8-K

Item 7.01 Regulation FD Disclosure.

On November 4, 2007, Citigroup Inc. issued a press release announcing significant declines since September 30, 2007 in the fair value of the approximately $55 billion in U.S. sub-prime related direct exposures in its Securities and Banking (S&B) business. Citi estimates that, at the present time, the reduction in revenues attributable to these declines ranges from approximately $8 billion to $11 billion (representing a decline of approximately $5 billion to $7 billion in net income on an after-tax basis).

These declines in the fair value of Citi's sub-prime related direct exposures followed a series of rating agency downgrades of sub-prime U.S. mortgage related assets and other market developments, which occurred after the end of the third quarter. The impact on Citi's financial results for the fourth quarter from changes in the fair value of these exposures will depend on future market developments and could differ materially from the range above.

Citi also announced that, while significant uncertainty continues to prevail in financial markets, it expects, taking into account maintaining its current dividend level, that its capital ratios will return within the range of targeted levels by the end of the second quarter of 2008. Accordingly, Citi has no plans to reduce its current dividend level.

A copy of the press release is being filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference in its entirety.

The information disclosed under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	
99.1	Press release, dated November 4, 2007, issued by Citigroup Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 5, 2007

CITIGROUP INC.
(Registrant)

By: /s/ John C. Gerspach
Name: John C. Gerspach
Title: Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	
99.1	Press release, dated November 4, 2007, issued by Citigroup Inc.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 15, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Citigroup, Inc.

Dear Sir/Madam:

I have been asked by the Missionary Oblates of Mary Immaculate, the Sisters of Charity of St. Elizabeth, the Sisters of St. Dominic of Caldwell, New Jersey, the Maryknoll Sisters of St. Dominic, the Dominican Sisters of Blauvelt, the Sisters of St. Joseph of Carondelet, the Sisters of St. Francis of Philadelphia and the Benedictine Sisters of Boerne, Texas (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Citigroup, Inc. (hereinafter referred to either as "Citi" or the Company"), and who have jointly submitted a shareholder proposal to Citi, to respond to the letter dated December 20, 2007, sent to the Securities & Exchange Commission by the Company, in which Citi contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Citi's year 2008 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests Citi to disclose periodically its "collateral and other credit risk management policies" and "dollar exposure" for "Structured Investment Vehicles", "Structured Securities" and "Conduits".

BACKGROUND

It is unnecessary to rehearse the credit crunch that has resulted from the sub-prime mortgage crisis. Suffice it to say that at the core of the problem has been the various bank and investment bank created off balance sheet investment vehicles that have been created in abundance in recent years to hold, among other assets, CMOs (containing many, or mostly, sub prime mortgages) and credit swaps (usually based on these types of CMOs). Since the underlying assets of these vehicles are themselves opaque, these off balance sheet entities themselves have been, to say the least, opaque.

This lack of disclosure has been widely decried. For example, the *Financial Times* of January 26/27, 2008, (all *Financial Times* dates refer to the US edition) stated, with respect to the underlying assets of these off balance sheet entities:

> Banks that produce complex and illiquid derivative products that have been at the heart of the credit squeeze might be forced to provide more information about their products on public stock exchanges.
>
> Leaders of NYSE Euronext, the US-European exchange group, said yesterday that global regulators were considering telling banks they must disclose basic data about such contracts, many of which have fallen sharply after the US subprime housing crisis.
>
> The move would be a first step towards increasing disclosure on one of the most illiquid and little-understood areas of modern financial markets. The rapid growth of the credit derivative markets, and the lack of information about many contracts, has exacerbated the loss of investor confidence in debt markets.
>
> Duncan Niederauer, chief executive of NYSE Euronext, told a media briefing in Davos that the exchange had been approached by global regulators asking whether it and other stock exchanges could become clearing houses for information on over-the-counter contracts such as collateralised debt obligations and credit default swaps.
>
> "There is a severe lack of transparency in some of these instruments. You cannot punch a screen and say: 'What is the quote for this exotic piece of paper?' I would think a natural first step might be to, say, turn us into a quoting and reporting facility," he said.
>
> European securities regulators and the Securities and Exchange Commission in the US are reviewing the steps needed to prevent a recurrence of

the credit crisis of the past few months. One of the biggest shocks was the rapid loss of confidence in complex instruments that were sold by banks to handfuls of investors.

Jean-François Théodore, NYSE Euronext deputy chief executive, said banks might initially be asked to provide some data about securities and disclose the price of transactions.

"They [regulators] want to oblige the person who creates the piece of paper to do a little more than absolutely nothing," he said.

Even if regulators tell banks that they must disclose data on OTC contracts, they may prefer to do so through their own trade reporting platforms rather than public stock exchanges, with which they compete for equity trades.

Similarly, *The New York Times* of January 27, 2008 (Financial Section) quoted the economist Henry Kaufman as indicating that the current credit problems are much more severe than other credit crunches of recent memory:

> In the latter part of the 1970s and early 80s we had the problems of Brazil, Argentina, Mexico not paying their debts. Those were kind of nice, isolated items and could be clearly defined. They weren't as opaque and they weren't as heterogeneous as the problems in the credit market now.

One reason why the crisis is so severe is uncertainty concerning counter-party risk. The *Wall Street Journal* published, on January 18, 2008, a first page article entitled "Growing Default Fears Unnerve U.S. Markets", which, *inter alia*, described many interest swaps as the equivalent of naked short sales:

> The turmoil on Wall Street is beginning to rock a foundation of the financial system: the ability of institutions to make good on their many trades with one another. . . .
>
> At the center of these concerns is a vast, barely regulated market in which banks, hedge funds and others trade insurance against debt defaults. This isn't like life insurance or homeowners' insurance, which states regulate closely. It consists of financial contracts called credit-default swaps, in which one party, for a price, assumes the risk that a bond or loan will go bad. This market is vast: about $45 trillion, a number comparable to all of the deposits in banks around the world. [An op ed by Wolfgang Munchau in the *Financial Times* of January 14, 2008, states that this $45 trillion market is "not an easy figure to imagine. It is more than three times the annual gross domestic product of the U.S."]

Not everyone who buys one of these contracts has bonds to insure; because the value of an insurance contract rises or falls with perceptions of risk, some players buy them just to speculate. In much the way gamblers make side bets on football games, a financial institution, hedge fund or other player can make unlimited bets on whether corporate loans or mortgage-backed securities will either strengthen or go sour.

If they default, everyone is supposed to settle up with each other, the way gamblers settle up with their bookies after a game. Even if there isn't a default, if the market value of the debt changes, parties in a swap may be required to make large payments to each other.

This being Wall Street, the investors often use heavy borrowing to magnify their wagers.

The article went on to state:

With many bond values falling and defaults rising, especially in the mortgage arena, some institutions involved in these trades are weakened. This has investors and regulators worried that, through such swaps, some market players could spread their own problems to the wider financial system.

"You are essentially counting on the reliability of strangers" to pay up on their contracts, notes Warren Buffett, the Omaha billionaire. In some cases, he says, market players can't determine whether their trading partners have the ability to pay in times of severe market stress.

The issue is raising broader concern among regulators and investors over what Wall Street calls "counterparty risk," the danger that one party in a trade can't pay its losses. A recent survey by Greenwich Associates found that 26% of investors were worried about counterparty risk, nearly double those who said so in a poll last March.

Federal Reserve Chairman Ben Bernanke, testifying before Congress yesterday, noted that "market participants still express considerable uncertainty about the appropriate valuation of complex financial assets and about the extent of additional losses that may be disclosed in the future." He said bad financial news has the potential to limit the amount of credit available to households and businesses. . . .

This isn't the first time the financial world has shuddered at counterparty risk. In the spring of 2005, the downgrading of General Motors Corp. and Ford Motor Co. bonds to "junk" status led to losses for hedge funds that had bought exposure to these bonds through credit-default swaps.

A far bigger problem came in 1998, when the big hedge fund Long Term Capital Management nearly collapsed. Regulators scrambled to arrange an industry bailout, fearing broad damage to the world financial system if LTCM couldn't make good on billions of dollars of trades with others.

The LTCM crisis involved just one fund, enabling regulators to track its scope quickly. It's possible that as in the LTCM and auto-bond instances, the markets will soon stabilize without further trouble. But the landscape today is more complex. Traders increasingly sell their credit-risk commitments to other investors in multiple layers, making it difficult to know where the risk ultimately resides. . . .

The market for swaps has grown fivefold just since 2004. It has no publicly posted prices; the contracts are sold privately among dealers. The market began 12 years ago with insurance against defaults on corporate bonds, expanding in 2005 to mortgage securities. . . .

Bill Gross, chief investment officer at Allianz SE's Pacific Investment Management Co, or Pimco, recently told investors that if defaults in investment-grade and junk corporate bonds this year approach historical norms of 1.25% (versus a mere 0.5% in 2007), sellers of default insurance on such bonds could face losses of $250 billion on the contracts. That, he said, would equal the losses some expect in the subprime-mortgage arena.

With no central trade processing of credit-default swaps, defining trading-partner risks can be a Herculean task. Mr. Buffett learned the difficulty of unraveling such complex instruments in 2002 when he directed General Re Corp., a reinsurer that had been acquired by his Berkshire Hathaway Inc., to pull back from the business of these swaps and other derivatives. It took General Re four years to whittle the business from 23,218 contracts to 197 by the end of 2006.

Doing so involved tracking down hundreds of counterparties to General Re's trades, many of which Mr. Buffett and his colleagues had never heard of, he says, including a bank in Finland and a small loan company in Japan, to name just two. One contract, Mr. Buffett says, was designed to run for 100 years. "We lost over $400 million on contracts that were supposedly" safe and properly priced, "and we did it in a leisurely way in a benign market," Mr. Buffett says. "If we had to unwind it in one month, who knows what would have happened?"

Bill Gross, "manager of the world's largest bond fund at Pimco" and the bond world's equivalent to Warren Buffet in the stock world, was quoted in the *Financial Times* of January 11, 2008:

So when Bill Gross, manager of the world's largest bond fund at Pimco, warned this week the CDS world could create new systemic risks, investors were understandably concerned.

Mr Gross pointed out that in recent years credit derivatives had been heavily used by the so-called shadow banking system - or the assortment of thinly capitalised, off balance sheet vehicles that have been created by banks this decade. These entities might struggle to meet their obligations if derivative contracts are triggered, creating so-called counterparty risk for those expecting to be paid.

"The conduits that hold CDS contracts are, in effect, non-regulated banks," says Mr Gross. "[There are] no requirements to hold reserves against a significant 'black swan' run that might break them."

The lack of transparency with respect to the types of off balance sheet vehicles that are the subject of the Proponents' shareholder proposal was discussed in the "Lex Column" of the *Financial Times* on January 10, 2008:

The idea that accounts represent the truth would amuse many seasoned investors. Still, even fanatical annual report readers would have struggled to predict banks' exposure to financial detritus such as structured investment vehicles, collateralised debt obligations and conduits. Citigroup estimates European banks could see €450bn worth of "involuntary" growth in assets as off-balance sheet activity is consolidated in their accounts.

The International Accounting Standards Board, with the blessing of US standard setters, is considering how better to capture off-balance sheet activity. One idea is to publish a "parallel balance sheet" in the form of a footnote. This would detail exposure to unconsolidated vehicles, along with a sensitivity analysis. There are some good arguments for this. Capital adequacy rules, unlike accounts, often define assets taking into account contingent commitments to extend loans to customers.

Similarly, according to the *Financial Times* (January 17, 2008):

Josef Ackermann, chief executive of Deutsche Bank, has called for a thorough overhaul of the operations of investment banks and regulators to combat a widespread loss of investor confidence in complex finance.

Banks needed to find ways of making complex structured products, such as mortgage securities, far more transparent, thus reducing investors' dependency on credit ratings, Mr Ackermann said.

"Improved transparency is decisive, including disclosure of off-balance-sheet exposures, such as structured investment vehicles," Mr Ackermann said in a private speech to the London School of Economics this week. Deutsche Bank is now circulating the speech to key clients and regulators.

Regulators had to shift from their emphasis on regulatory capital issues to a more "holistic" approach that also monitored banks' liquidity positions.

"In the early 1930s, the SEC restored confidence in markets by providing transparency on share prices ... sound pricing infrastructure needs to be developed [for complex] new products," said Mr Ackermann.

The comments are some of the most outspoken calls for reform made by a senior banker. But Mr Ackermann's remarks reflect an intensifying debate behind the scenes between policymakers and bankers about how best to respond to the credit squeeze.

These discussions are likely to intensify next week when regulators, bankers and world leaders gather for the World Economic Forum in Davos, not least because central bankers and regulators are expected to issue calls for policy reform in the spring.

Some Wall Street and City bankers fear the mounting toll of losses linked to subprime-linked securities and other debt will soon prompt US politicians and regulators to clamp down on complex finance.

However, bankers such as Mr Ackermann hope this can be avoided if the industry is seen to reform itself.

The Proponents' shareholder proposal is a step in the attempt to convince the industry to reform itself.

Many banks, including Citi, have been forced to liquidate their SIVs or to take them onto their own balance sheets.

As a result of the credit crisis, according to *The Wall Street Journal* of January 18, 2008, Citi has thus far written down certain of its assets by some $19,900,000,000. (or more than 10% of the total losses by *all* savings and loan associations in the S&L crisis of 1986-1995 according to figures published in *The Wall Street Journal* of January 16, 2008), and reported a fourth quarter, 2007, loss of $9,830,000,000. As a result of these losses (and presumably to shore up its balance sheet against future losses), Citi has been forced to raise some $30,000,000,000 in additional equity capital (mostly from foreign governmental agencies) via sales of preferred stock or similar instruments. (See Citi press release of January 22, 2008, available on its website.) These capital raising efforts included some $12,500,000. in convertible preferred stock sold in January mostly to foreign governments which will incur some $875,000,000. in annual dividend payments (thus decreasing income per common share). Similarly, sales of $7,500,000,000 in securities in December to an entity of the government of Abu Dhabi carry an annual "dividend" payment of some $875,000,000. The total annual "preferred" dividend payments on the $30,000,000,000 raised total in excess of $2,500,000,000 per annual. (thus decreasing income per common share). Citi, not coincidentally, has announced a 40% cut in its dividend on its common stock. Most of the newly issued "preferred" securities are convertible into common stock, which, if converted, will dilute the current common stock holders. Citi has also announced major layoffs

RULE 14a-8(i)(10)

We are more than a little perplexed by Citi's contention that it has already disclosed the information requested in the Proponents' shareholder proposal. Citi, without citing any specific page or statistic, simply attached two exhibits and says that everything is to be found in those exhibits. Without more specificity, this hardly meets the burden of proof, that rests on Citi, to establish the applicability of Rule 14a-8(i)(10).

One of those two exhibits is an 8-K filed on November 5, 2007. That document talks about Citi's "sub-prime direct exposures". Since the Proponents' shareholder proposal does not request any information about the Company's direct sub-prime exposure, but rather information pertaining to off balance sheet vehicles, the entire exhibit is irrelevant. Apparently Citi has decided to use the kitchen sink approach, throwing everything that it can find, no matter how irrelevant, at the problem hoping that something will somehow stick. (We note also that the 8-K says that Citi "has no plans to reduce" its dividend. It lowered its dividend a few weeks later.)

A search of the 10-Q is only slightly more productive. The information provided concerns mostly securitizations by the Company and Citi's direct ownership of CMOs, CDOs and VIEs that are already consolidated on the balance sheet. Thus, of the 13 pages provided by the Company, only two pages plus part of one footnote contain information on SIVs and conduits. To ease the search for the relevant data lost in the sea of materials submitted that information is as follows:

From the MD&A (at P. 7):

CAI's Structured Investment Vehicles (SIVs)

CAI's Global Credit Structures Investment center is the investment manager for seven Structured Investment Vehicles (SIVs). SIVs are special purpose investment companies that seek to generate attractive risk-adjusted floating-rate returns through the use of financial leverage and credit management skills, while hedging interest rate and currency risks and managing credit, liquidity and operational risks. The basic investment strategy is to earn a spread between relatively inexpensive short-term funding (commercial paper and medium-term notes) and high quality asset portfolios with a medium-term duration, with the leverage effect providing attractive returns to junior note holders, who are third-party investors and who provide the capital to the SIVs.

Citigroup has no contractual obligation to provide liquidity facilities or guarantees to any of the Citi-advised SIVs and does not own any equity positions in the SIVs. The SIVs have no direct exposure to U.S. sub-prime assets and have approximately $70 million of indirect exposure to sub-prime assets through CDOs which are AAA rated and carry credit enhancements. Approximately 98% of the SIVs' assets are fully funded through the end of 2007. Beginning in July 2007, the SIVs which Citigroup advises sold more than $19 billion of SIV assets, bringing the combined assets of the Citigroup-advised SIVs to approximately $83 billion at September 30, 2007. See additional discussion on page 46.

The current lack of liquidity in the Asset-Backed Commercial Paper (ABCP) market and the resulting slowdown of the CP market for SIV-issued CP have put significant pressure on the ability of all SIVs, including the Citi-advised SIVs, to refinance maturing CP.

While Citigroup does not consolidate the assets of the SIVs, the Company has provided liquidity to the SIVs at arm's-length commercial terms totaling $10 billion of committed liquidity, $7.6 billion of which has been drawn as of October 31, 2007. Citigroup will not take actions that will require the Company to consolidate the SIVs. [Note: five weeks later the SIVs were consolidated on Citi's balance sheet.]

Master Liquidity Enhancing Conduit (M-LEC)

In October 2007, Citigroup, J.P. Morgan Chase and Bank of America initiated a plan to back a new fund, called the Master Liquidity Enhancing Conduit (M-LEC) that intends to buy assets from SIVs advised by Citigroup and other third-party institutions. This is being done as part of an effort to avert the situation where the SIVs will be forced to liquidate significant amounts of mortgage-backed securities, resulting in a broad-based repricing of these assets in the market at steep discounts.

SIVs, including those advised by Citigroup, have experienced difficulties in refinancing maturing commercial paper and medium-term notes, due to reduced liquidity in the market for commercial paper.

We note that the plan for the M-LEC, described above, was subsequently abandoned. On page 46 of its 10-Q Citi stated the following about the types of off balance sheet vehicles that are the subject of the Proponents' shareholder proposal:

Creation of Other Investment and Financing Products

The Company has established SIVs, which issue junior notes, medium-term notes and short-term commercial paper to fund the purchase of high quality assets. The SIVs provide a return to their investors based on the net spread between the cost to issue the short-term debt and the return realized by the medium-term assets. The Company acts as investment manager for the SIVs, but is not contractually obligated to provide liquidity facilities or guarantees to the SIVs.

The following tables summarize the seven Citigroup-advised **SIVs** as of September 30, 2007 and the aggregate asset mix and credit quality of the SIV assets. See page 7 for a further discussion.

[See the two tables set forth in the Company's letter that show $83.1 billion in assets in the SIVs, with 54% in AAA rated investments and 100% in A rated or higher. The tables also show that the SIVs were funded with $78.6 billion of Commercial Paper and Medium Term Notes.]

> The SIVs have no direct exposure to U.S. sub-prime assets and have approximately $70 million of indirect exposure to sub-prime assets through CDOs which are AAA rated and carry credit enhancements.
>
> The Company packages and securitizes assets purchased in the financial markets in order to create new securities offerings, including arbitrage CDOs and synthetic CDOs for institutional clients and retail customers, which match the clients' investment needs and preferences. An arbitrage CDO is an investment vehicle designed to take advantage of the difference between the yield on a portfolio of selected assets and the cost of funding the CDO through the sale of notes to investors. Arbitrage CDOs are classified as either "cash flow" CDOs, in which the vehicle passes on cash flows from a relatively static pool of assets, or "market value" CDOs, where the pool of assets is actively managed by a third party. In a synthetic CDO, the entity enters into derivative transactions which provide a return similar to a cash instrument to the entity, rather than the entity's actually purchasing the cash instrument. Typically these instruments diversify investors' risk to a pool of assets as compared with investments in individual assets.
>
> At September 30, 2007 and December 31, 2006, unconsolidated CDO assets where the Company has significant involvement totaled $84.2 billion and $52.1 billion, respectively.
>
> See Note 13 on page 68 for additional information about off-balance sheet arrangements.

The pertinent portion of Note 13 to Citi's financials appears to be the following:

> In addition to the VIEs that are consolidated in accordance with FIN 46-R, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These include asset-backed commercial paper conduits, structured investment vehicles (SIVs), collateralized debt obligations (CDOs), structured finance transactions, and numerous investment funds. In addition to these VIEs, the Company issues preferred securities to third- party investors through trust vehicles as a source of funding and regulatory capital.
>
> The following table represents the total assets of unconsolidated VIEs where the Company has significant involvement:

[The table shows Commercial Paper Conduits of $73,3 billion, SIVs of $83.1 billion, CDOs of $84.2 billion, $52.2 billion of various other structured products, plus other items (trust preferreds etc) of $50.6 billion, for a total of $343.4 billion as of September 30, 2007, up some $50 billion since the first of the year.]

Asset-Backed Commercial Paper Conduits

The Company administers several third-party-owned, special purpose, asset-backed commercial paper conduits that purchase pools of trade receivables, credit card receivables, and other financial assets from multiple third-party clients of the Company. As administrator of these multi-seller finance companies, the Company provides accounting, funding, and operations services to these conduits. Generally, the Company has no ownership interest in the conduits. The sellers continue to service the assets they transferred. The conduits' asset purchases are funded by issuing commercial paper and medium-term notes. The sellers absorb the first losses of the conduits by providing collateral in the form of excess assets. Typically, the issuance of commercial paper is done on a revolving basis, in which the maturing paper is retired with the funds received from issuing new commercial paper at current market terms. The Company, along with other financial institutions, provides liquidity facilities, such as liquidity asset purchase agreements and commercial paper backstop lines of credit to the conduits, which offer an alternative source of funding should the conduit be unable to replace fully the maturing commercial paper in the commercial paper market. In the event of liquidity problems in the commercial paper market, the Company's asset purchase agreements require the Company to purchase only high quality performing assets from the conduits at their fair values. The Company also provides loss enhancement in the form of letters of credit and other guarantees. All fees are charged on a market basis.

To comply with FIN 46-R, many of the conduits issued "first loss" subordinated notes such that one third-party investor in each conduit would be deemed the primary beneficiary and would consolidate the conduit.

Structured Investment Vehicles

A SIV is a special purpose investment company, which holds high quality asset portfolios that are funded through the issuance of junior notes, medium-term notes and short-term commercial paper. The junior notes are subject to the "first loss" risk of the vehicle. The spread between the short-term funding (commercial paper and medium-term notes) and high quality asset portfolios provides a leveraged return to the junior note holders. SIVs are subject to liquidity and refinancing risk and must repay a significant portion of maturing commercial paper and medium-term notes through the issuance of new debt. Should a SIV not be able to meet its funding needs due to a lack of liquidity in the market, it may be forced to sell assets at a time when prices are depressed.

CAI's Global Credit Structures investment center is the investment manager for seven SIVs. Citigroup has no contractual obligation to provide liquidity facilities or guarantees to any of the Citi-advised SIVs. Citigroup is not the primary beneficiary of any of the Citi-advised SIVs and therefore does not include the SIVs in its consolidated financial statements.

Collateralized Debt Obligations

The Company also packages and securitizes assets purchased in the financial markets in order to create new security offerings, including arbitrage CDOs and synthetic CDOs for institutional clients and retail customers, which match the clients' investment needs and preferences. An arbitrage CDO is an investment vehicle designed to take advantage of the difference between the yield on a portfolio of selected assets and the cost of funding the CDO through the sale of notes to investors. Arbitrage CDOs are classified as either "cash flow" CDOs, in which the vehicle passes on cash flows from a relatively static pool of assets, or "market value" CDOs, where the pool of assets is actively managed by a third party. In a synthetic CDO, the entity enters into derivative transactions which provide a return similar to a cash instrument to the entity, rather than the entity's actually purchasing the cash instrument. Typically, these instruments diversify investors' risk to a pool of assets as compared with investments in an individual asset. The VIEs, which are issuers of CDO securities, are generally organized as limited liability corporations. The Company typically receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Company may repackage the investment with higher rated debt CDO securities or U.S. Treasury securities to provide a greater or a very high degree of certainty of the return of invested principal. A third-party manager is typically retained by the VIE to select collateral for inclusion in the pool and then actively manage it, or, in other cases, only to manage work-out credits. The Company may also provide other financial services and/or products to the VIEs for market-rate fees. These may include: the provision of liquidity or contingent liquidity facilities; interest rate or foreign exchange hedges and credit derivative instruments; and the purchasing and warehousing of securities until they are sold to the SPE. The Company is not the primary beneficiary of these VIEs under FIN 46-R due to its limited continuing involvement and, as a result, does not consolidate their assets and liabilities in its financial statements.

We note that despite the statements in the second paragraph under "Structured Investment Vehicles" in financial footnote 13, quoted immediately above, five weeks after filing the 10-Q Citi filed an 8-K to which it attached a press release announcing that it was consolidating the SIVs onto its own balance sheet. The press release begins:

> NEW YORK - Citi announced today that it has committed to provide a support facility that will resolve uncertainties regarding senior debt repayment currently facing the Citi-advised Structured Investment Vehicles (SIVs).
>
> This action is a response to the recently announced ratings review for possible downgrade by Moodys and S&P of the outstanding senior debt of the SIVs, and the continued reduction of liquidity in the SIV related asset-backed commercial paper and medium-term note markets. These markets are the traditional funding sources for the SIVs. Citis actions today are designed to support the current ratings of the SIVs senior debt and to allow the SIVs to continue to pursue their current orderly asset reduction plan. As a result of this commitment, Citi will consolidate the SIVs assets and liabilities onto its balance sheet under applicable accounting rules.

We submit that nothing in the above quoted portions of the 10-Q (the only portions that appear to be relevant to the Proponents' shareholder proposal) respond to its request for information about Citi's "collateral and other credit risk management *policies*" (emphasis supplied) (although there is a disclosure of the liabilities ($78.6 billion) of the SIVs plus, in footnote 13, the gross amounts of total assets of various structured products)

The Proponents' have requested information about existing Company policies. Nothing in either the 8-K or the 10-Q addresses Company policies. Although some data is given, no information of the type requested appears. Consequently, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(10).

RULE 14a-8(i)(7)

The no-action letters relied on by the Company seem particularly inapposite. The *Peregrine* and *AmerInst* no-action letters asked for extremely detailed operational data. In contrast, the Proponents are requested a statement of Company policy. The *Newmont*, *Chubb* and *Mead* no-action letters are also inapposite. In each case the proponent requested the Company to evaluate its own actions to see if they were creating a risk to the registrant. Thus, in *Newmont*, the request was "to publish a comprehensive report. . . on the risk to the company's operations, profitability and reputation" arising from its environmental activities. The Staff deemed the proposal to request an "evaluation of risk" and therefore to be an ordinary business matter. In *Chubb*, the proponent asked the registrant to provide "a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business". Again, since Chubb is in the business of evaluating what will be the impact on its insurance business of hurricanes, sea level changes etc, the Staff held that the matter was an ordinary business one. Finally, in *Mead*, the proponent asked the company to evaluate the risks to it arising from climate change, requesting a report that covered "a description of Mead Corporation's own liability projection methodology. . . and an assessment of other major environmental risks, such as those created by climate change". The Staff response stated that "We note in particular that the proposal appears to focus on Mead's liability methodology and evaluation of risk." None of these letters resemble the instant situation. The Proponents are not asking the Company to evaluate the risks inherent in SIVs and conduits. Instead, they are asking the Company to inform its shareholders of its existing risk management policies concerning these off balance sheet investment vehicles.

Finally, we believe that the Proponents' shareholder proposal clearly raises an important policy matter so as to preclude the application of Rule 14a-8(i)(7). As briefly outlined in the "Background" section of this letter, the inadequacy of disclose is at the core of the current credit crunch. Since the Proponents' shareholder proposal is an attempt to get at one important aspect of that inadequate disclosure, their proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Shelly J. Dropkin, Esq.
Rev Seamus Finn
All proponents
Nadira Narine
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

The proposal requests that the company disclose collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in three areas specified in the proposal.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(7), as relating to Citi's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citi relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END